SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1. Notice on purchase of treasury stock through ToSTNeT-2 (Thursday, March 10, 2005)
2. Results of purchase of treasury stock through ToSTNeT-2 (Friday, March 11, 2005)
3. Notice with reference to purchase of treasury stock (Wednesday, March 23, 2005)

March 10, 2005

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on March 11, 2005 to be executed at today’s closing price of ¥576. (No change shall be made in trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased	Shares of common stock of Kubota Corporation

(2) Number of shares to be purchased	5,000,000 shares

(Notes)

1) No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

2) The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on March 11, 2005.

(Reference)

1)	Details of the resolution at the Board of Directors’ Meeting held on December 16, 2004.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation

	Number of shares to be purchased:	Not exceeding 20 million shares (1.5% of the total numbers of shares issued)

	Amount of shares to be purchased:	Not exceeding ¥12 billion

	Term of validity:	From December 17, 2004 to March 22, 2005

2)	Total number of treasury stock purchased from December 17, 2004 to March 10, 2005:	5,794,000	shares

	Total amount of treasury stock purchased from December 17, 2004 to March 10, 2005:	¥ 3,225,677,000

3)	Total number of shares outstanding as of March 10, 2005 excluding treasury stock:	1,306,130,978	shares

	Total number of treasury stock:	34,678,000	shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

March 11, 2005

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday

(March 10, 2005).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	5,000,000 shares

3. Price:	¥576 (Total amount of purchase: ¥2,880,000,000)

4. Date of purchase:	March 11, 2005 (Friday)

5. Method of purchase:	Purchase on the market at ToSTNeT-2 of the Tokyo Stock Exchange
(closing-price transaction)

(Reference)

1)	Details of resolution at the Board of Directors’ Meeting held on December 16, 2004.

Type of shares to be purchased:	Shares of common stock of Kubota Corporation

Number of shares to be purchased:	Not exceeding 20 million shares (1.5% of the total numbers of shares issued)

Amount of shares to be purchased:	Not exceeding ¥12 billion

Term of validity:	From December 17, 2004 to March 22, 2005

2)	Total number of treasury stock purchased from December 17, 2004 to March 11, 2005:	10,794,000	shares

	Total amount of treasury stock purchased from December 17, 2004 to March 11, 2005:	¥6,105,677,000

3)	Total number of shares outstanding as of March 11, 2005 excluding treasury stock:	1,301,130,978	shares

	Total number of treasury stock:	39,678,000	shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

March 23, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Additionally, please be informed that the purchase of treasury stock pursuant to the resolution at the Board of Directors’ Meeting held on December 16, 2004 was over.

1. Term of purchase :	From December 17, 2004 to March 22, 2005

2. Total number of shares purchased :	10,794,000 shares (0.8% of the total number of shares issued)

3. Total amount of shares purchased :	¥6,105,677,000

4. Method of purchase :	Purchase on the market at Tokyo Stock Exchange

(Reference)

(1)	Details on purchase of treasury stock on market, resolved at the Board of Directors’ Meeting held on December 16, 2004.

• Type of shares to be purchased:	Shares of common stock of Kubota Corporation

• Number of shares to be purchased:	Not exceeding 20.0 million shares
(1.5% of the total number of shares issued)

• Amount of shares to be purchased:	Not exceeding ¥12.0 billion

• Term of validity :	From December 17, 2004 to March 22, 2005

(2)	Total amount of treasury stock purchased from June 25, 2004 to March 22, 2005, pursuant to the resolutions of Board of Directors’ Meeting.

• Total number of shares purchased:	39,678,000 shares (3.0 % of the total number of shares issued)

• Total amount of shares purchased:	¥21,331,625,000

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: April 1, 2005	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department